UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION  OF

DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES

EXCHANGE ACT OF 1934.

Commission File Number	000-23157

A.C. MOORE ARTS & CRAFTS, INC.

(Exact name of registrant as specified in its charter)

130 A.C. Moore Drive, Berlin, New Jersey 08009, (856) 768-4930

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13 (a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

*	On November 18, 2011, A.C. Moore Arts & Crafts, Inc. (the “Company”) completed its merger (the “Merger”) pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 3, 2011, and as amended as of October 17, 2011, by and among the Company, Nicole Crafts LLC, a Delaware limited liability company (“Parent”), and Sbar’s Acquisition Corporation, a Pennsylvania corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub merged with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, A.C. Moore Arts & Crafts, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 2, 2011	By:	/s/ Joseph A. Jeffries
Joseph A. Jeffries
Chief Executive Officer